SECOND AMENDMENT TO RIGHTS AGREEMENT
This Second Amendment to Rights Agreement, dated as of October 27, 2015 (this “Second Amendment”), is made between Hanesbrands Inc., a Maryland corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered company (the “Rights Agent”).
RECITALS
A.The Company and the Rights Agent are parties to the Rights Agreement, dated as of September 1, 2006, as amended on March 26, 2015 (the “Rights Agreement”).
B.The Board of Directors of the Company has determined that it is in the best interests of the Company to amend the Rights Agreement as set forth in this Second Amendment.
C.Pursuant to Section 26 of the Rights Agreement, a majority of the Board of Directors of the Company may amend any provision of the Rights Agreement at any time prior to the Stock Acquisition Date, and the Rights Agent shall amend the provisions of the Rights Agreement as directed by the Company.
NOW, THEREFORE, in consideration of the background, agreements and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:
Section 1.     Amendment of Rights Agreement.
(a)    The definition of the term “Expiration Date” contained in Section 1(u) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:
“Expiration Date” means the Close of Business on November 10, 2015.
(b)    The exhibits to the Rights Agreement shall be deemed to be restated to reflect this Second Amendment, including all necessary conforming changes.
Section 2.    Direction. By its execution and delivery hereof, the Company directs the Rights Agent to execute this Second Amendment.
Section 3.    Defined Terms. Unless otherwise defined in this Second Amendment, capitalized terms used in this Second Amendment have the respective meanings given to them in the Rights Agreement.
Section 4.    No Other Modification. Other than as set forth in this Second Amendment, the terms and conditions of the Rights Agreement remain in full force and effect without modification thereto.

Section 5.    Counterparts. This Second Amendment may be executed in any number of counterparts. Each counterpart shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
Section 6.    Governing Law. This Second Amendment shall be deemed to be a contract made under the laws of the State of Maryland and for all purposes shall be governed by and construed in accordance with the internal laws of Maryland applicable to contracts to be made and performed entirely within Maryland; provided, however, that the agency relationship between the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware.
Section 7.    Descriptive Headings. Descriptive headings of the several sections of this Second Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Second Amendment.
[Signatures follow on next page]

In Witness Whereof, the parties hereto have caused this Second Amendment to be duly executed and delivered as of the day and year first above written.

Hanesbrands Inc.

By:	/s/ Joia M. Johnson
Name:	Joia M. Johnson
Title:	Chief Legal Officer, General Counsel and Corporate Secretary

Computershare Trust Company, N.A., as Rights Agent

By:	/s/ Michael Lang
Name:	Michael Lang
Title:	SVP, Computershare

[Signature Page – Second Amendment to Rights Plan]